VIA ELECTRONIC TRANSMISSION
AND MESSENGER

United States Securities
And Exchange Commission
Mail Stop 6010
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Jeffrey Riedler, Assistant Director

Re:	DOV Pharmaceutical, Inc. Preliminary Proxy Statement on Schedule 14A, Filed April 11, 2008 File No. 0-49730

Dear Mr. Riedler:

Reference is made to the comments of the Staff of the Securities and Exchange Commission (the SEC”) with respect to the above-referenced Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy”) of DOV Pharmaceutical, Inc. , a Delaware corporation (“DOV” or the “Company”), in the letter dated April 21, 2008 (the “Comment Letter”) addressed to Ms. Barbara Duncan, Chief Executive Officer of the Company.

The Company is writing to respond to the comments and to indicate the changes that have been made in the revised Preliminary Proxy Statement (“Amendment No. 1”) that is being filed with the SEC today. A copy of Amendment No. 1 is enclosed for your reference. The numbered paragraphs and headings below correspond to the headings and numbers set forth in the Comment Letter, which is also enclosed for your reference.

Schedule 14A

Proposal No. 2 - Reverse Stock Split, page 13.

Comment 1. Please revise your proxy statement to disclose what your capitalization will look like after the reverse stock split.

Response 1. The Preliminary Proxy, as amended by Amendment No. 1, has been revised on page 10 in response to this comment to disclose what the Company’s capitalization will look like after the reverse stock split.

Comment 2. Please indicate your current intentions or understandings to issue the additional authorized shares of common stock that will result if the reverse stock split is approved. If you have no current intentions or understandings to issue the additional authorized common stock, please provide a statement to that fact in your document.

Response 2. At the present time the Company has no intentions or understandings to issue any of the additional shares of common stock that will become available if the reverse stock split is approved by the shareholders. The Preliminary Proxy, as amended by Amendment No. 1, has been revised on page 10 in response to this comment.

We hope that this has been responsive. Should you have any additional questions please contact the undersigned at 732-907-3604.

Sincerely, Barbara Duncan Chief Executive Officer

cc:  Song Brandon, Mail Stop 6010